

June 2, 2014

John A. Luke, Jr.
Chairman and Chief Executive Officer
MeadWestvaco Corporation
501 South 5th Street
Richmond, VA 23219

cc: Board of Directors

Dear John,

Starboard Value LP, together with its affiliates ("Starboard"), currently has an ownership interest of approximately 5.6% in MeadWestvaco Corporation ("MeadWestvaco" or the "Company"), making us one of the Company's largest shareholders.

By way of background, Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies. Our approach to such investments is to actively engage with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all shareholders. Our principals and investment team have extensive experience and a successful track record of enhancing value at portfolio companies through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management focus.

We believe that MeadWestvaco is deeply undervalued and that a number of opportunities exist to create significant value for shareholders based on actions within the control of management and the Board of Directors (the "Board"). The purpose of this letter is to outline our thoughts and perspectives on value creation opportunities at the Company. We look forward to continuing our dialogue with the Company and will make ourselves available to discuss the contents of this letter at your convenience.

MeadWestvaco is one of the largest packaging companies in the world with an incredible collection of businesses. These businesses are organized into five different reporting segments, including: Food & Beverage, Home, Health & Beauty, Industrial, Specialty Chemical, and Community Development & Land Management. In addition to these business segments, MeadWestvaco also has a valuable $1.5 billion pension asset on its balance sheet from its overfunded pension plan.

We believe that the combined value of MeadWestvaco's assets far exceeds the Company's current share price, and this value is being obscured by MeadWestvaco's excessive corporate overhead and conglomerate structure. In order to unlock this value, we believe that management should take the appropriate actions, as outlined in more detail below, to improve operating margins, explore a separation of the Company's remaining non-core assets, and improve capital allocation.

Opportunities to Improve Operating Margins

Despite having a favorable business mix and substantial pension income, MeadWestvaco's operating margins have been significantly lower than its peer group. On January 15, 2014, MeadWestvaco announced an expense reduction program targeting between $100 million and $125 million in annual cost savings by the end of 2015. The Company has said that approximately half of these cost savings, or between $50 million and $62.5 million, will come from corporate expenses while the other half will come from segment operating expenses. While this recent announcement is a good first step, we believe the opportunity to reduce costs far exceeds the current target.

We believe that MeadWestvaco's low margins are the result of excessive corporate overhead and segment operating expenses. MeadWestvaco has approximately $227 million of unallocated corporate expense, which represents 4.2% of sales. MeadWestvaco's ratio of corporate expense to sales is over three times higher than its peer group, which spends an average of 1.2% of sales on corporate expense. We believe that there is an opportunity to reduce corporate overhead by consolidating regional headquarters, reducing duplicative administrative staff, and flattening the organization structure. Reducing the Company's corporate overhead to be in line with peers would result in $160 million of cost savings, significantly higher than the Company's target range of between $50 million and $62.5 million.



(1) Corporate expenses and SG&A are as of the 2013 calendar year.
(2) Comparison of corporate expense includes only U.S. packaging companies that disclose unallocated corporate overhead expense.
(3) Excludes non-cash pension income from MWV's SG&A. Excludes pension expense from ATR's, Klabin's, RKT's, GPK's, PKG's and IP's SG&A expense.

In addition to having the industry's highest corporate expense relative to sales, MeadWestvaco also has among the lowest segment operating margins, indicating that there is an opportunity to reduce operating expenses at the segment level as well.



This also indicates that the discrepancy between MeadWestvaco and its peers is not due to differences in cost allocation, but rather due to an excess of both allocated and unallocated expenses. The combination of excessive unallocated corporate overhead and higher than average segment-level operating expenses has resulted in the highest ratio of Selling, General & Administrative (SG&A) expenses to sales in the industry. In 2013, MeadWestvaco spent $723 million (adjusted for pension income) on SG&A expenses. This represents 13.4% of sales, which is significantly higher than the 8.6% industry average. We believe that by reducing corporate overhead by $160 million, and improving margins in its Food & Beverage, Home, Health & Beauty and Industrial segments, MeadWestvaco can improve its SG&A ratio to be equal to, or lower than, the industry average.

Food & Beverage

MeadWestvaco's Food & Beverage segment produces paperboard packaging materials primarily for the global food, beverage, and tobacco end-markets. The majority of revenue from this segment is derived from the sale of Solid Bleached Sulfate (SBS) and Coated Natural Kraft (CNK) paperboard. SBS and CNK are the highest priced and most profitable of all the paperboard grades. SBS is more visually attractive and is used for higher-end applications such as cigarette packs, confectionery boxes, and liquid packaging. CNK has high strength and is used primarily for multi-pack beverage boxes and frozen food packaging.

MeadWestvaco maintains a leading market share in both the SBS and CNK markets. List prices for both SBS and CNK paperboard have steadily risen almost every year for the past 10 years. The majority of these paperboard volumes are sold into stable food and beverage end-markets. This insulates MeadWestvaco's core packaging business from negative macroeconomic trends and results in a highly defensible business model.

Despite the Company's strong market position and profitable business mix, MeadWestvaco's Food & Beverage segment margins have lagged its peers. In 2013, Food & Beverage segment EBITDA margins were only 14.7%, significantly lower than the 18.6% margins (adjusted for pension expense) for Graphic Packaging's consumer segment. This margin underperformance is despite having, what should be, a more profitable business mix focused on SBS and CNK paperboard.

Food & Beverage Comparison[1]			
	2011	**2012**	**2013**
MeadWestvaco Revenue	$3,078	$3,105	$3,106
% Growth	*6.6%*	*0.9%*	*0.0%*
Graphic Packaging Revenue	$3,580	$3,617	$3,844
% Growth	*2.4%*	*1.0%*	*6.3%*
MeadWestvaco EBITDA	$530	$531	$456
% Margin	*17.2%*	*17.1%*	*14.7%*
Graphic Packaging EBITDA	$657	$716	$716
% Margin	*18.4%*	*19.8%*	*18.6%*

(1) This chart compares MWV's Food & Beverage segment to GPK's Paperboard Packaging segment, which has a comparable business model and a similar customer base. Segment EBITDA margins are adjusted for extraordinary items and pension expense (income).

Based on our analysis, we believe MeadWestvaco could expand its Food & Beverage segment margins to be in line with Graphic Packaging's Paperboard segment margins, which would result in EBITDA of $612 million, or more, by 2015. This would imply that the Food & Beverage business is worth over $4.6 billion, or $29 per share[1], assuming an industry average 7.5x EV / EBITDA valuation multiple.

Home, Health & Beauty

The Home, Health & Beauty segment produces pumps, applicator closures, trigger sprayers, aerosol actuators, and other packaging for global personal care, fragrance, home care, lawn and garden, and healthcare end-markets.

Most of these product lines were acquired from Compagnie de Saint-Gobain in 2006. Despite paying over $710 million, or 8.8x EBITDA, for this acquisition, the Home, Health & Beauty segment has struggled as its profitability has lagged its closest peer, AptarGroup, Inc. ("Aptar"). In 2013, segment margins were only 12.1%, while Aptar generated 19.1% margins (in its Home & Beauty and Pharmaceutical Segments). One of the reasons for this discrepancy is persistent losses in the Company's European folding carton business. While the Company has taken steps to exit this business, we believe that there are additional opportunities to exit other unprofitable product lines, as well as opportunities to reduce SG&A. Lastly, we also believe there are opportunities to shift the business mix towards more profitable end-markets, such as healthcare packaging. Currently, healthcare packaging is a relatively small portion of the Home, Health & Beauty segment yet this is the fastest growing end-market in which the Company operates and presents a compelling growth opportunity.

Home, Health & Beauty Comparison[1]			
	2011	**2012**	**2013**
MeadWestvaco Revenue	$766	$770	$743
% Growth	*2.0%*	*0.5%*	*-3.5%*
Aptar Revenue	$2,086	$2,057	$2,211
% Growth	*11.7%*	*-1.4%*	*7.4%*
MeadWestvaco EBITDA	$102	$103	$90
% Margin	*13.3%*	*13.4%*	*12.1%*
Aptar EBITDA	$413	$381	$422
% Margin	*19.8%*	*18.5%*	*19.1%*

(1) This chart compares MWV's Home, Health & Beauty segment to ATR's Beauty & Home and Pharma segments, which have a similar business mix. Aptar's business mix is weighted more towards higher-margin healthcare packaging, which explains some of the margin difference.

Based on our analysis, we believe MeadWestvaco could improve margins by 3.5%, or one half of the amount needed to close the gap with Aptar. We believe this is conservative and reflects the scale advantage Aptar has due to its larger revenue base. At this margin level, the Company could generate $105 million in EBITDA by 2015 (assuming a 10% revenue decline from the sale of unprofitable product lines). At a conservative 8.0x multiple (Aptar trades over 9.0x EBITDA and MeadWestvaco acquired these assets for 8.8x EBITDA), this would represent $837 million, or $5 per share[1] of value. Further margin expansion may be possible if the Company is able to shift its business mix towards more profitable end-markets.

Industrial Segment

MeadWestvaco's Industrial segment is a vertically integrated containerboard business that includes forestlands, linerboard mills, and corrugated box plants in Brazil and India. The majority of revenue in this segment is from Rigesa, a wholly-owned Brazilian containerboard company. Rigesa is the number two player in the Brazilian market with 10% share of the containerboard market and close to 9% share of the corrugated box market. In 2012, MeadWestvaco acquired Ruby Macons, an Indian corrugated packaging company, which is now a wholly-owned subsidiary within the Industrial segment. While this business accounts for approximately 10% to 20% of the Industrial segment revenue, it is currently unprofitable.

Despite its valuable collection of emerging market growth assets, MeadWestvaco's Industrial segment has had poor historical operating performance. In 2013, EBITDA margins were only 19.2%, while Klabin S.A. ("Klabin"), MeadWestvaco's largest competitor in Brazil, generated 31.2% margins. The Industrial segment margins have been weighed down by inefficient operations in Brazil resulting from years of underinvestment, and losses at the Company's Ruby Macons facility in India. The Company is attempting to address this by investing over $500 million into an expansion of its Tres Barras mill and a consolidation of its other facilities in Brazil. We believe that with successful execution these investments will yield significant revenue growth and margin expansion over the coming years.

Industrial Comparison[1]			
	2011	**2012**	**2013**
MeadWestvaco Revenue	$507	$457	$548
% Growth	*8.3%*	*-9.9%*	*19.9%*
Klabin Revenue	$1,481	$1,440	$1,362
% Growth	*-5.6%*	*-2.8%*	*-5.4%*
MeadWestvaco EBITDA	$102	$73	$105
% Margin	*20.1%*	*16.0%*	*19.2%*
Klabin EBITDA	$334	$435	$425
% Margin	*22.5%*	*30.2%*	*31.2%*

(1) This chart compares MWV's Industrial segment to Klabin's Paper segment, which has a similar business mix. Klabin revenue and EBITDA has been translated into U.S. dollars at an average annual rate at the end of each year. Revenue declines are due to currency fluctuations.

The Company has committed to achieving between 25% and 30% margins for Rigesa by the end of this year. We believe that by achieving margins in line with the high-end of their target range, and improving profitability at the Ruby Macon's facilities, the Industrial segment would be able to generate consolidated margins of at least 28.5% thereby producing $185 million of EBITDA by 2015. At Klabin's multiple of 8.5x EV / EBITDA, this would imply that the industrial segment is worth approximately $1.6 billion, or $10 per share[1].

Summary of the Margin Improvement Opportunity at MeadWestvaco

In light of the significant opportunity for margin expansion outlined above, we believe that MeadWestvaco should promptly execute and expand on its previously announced restructuring program. It is important for the Company to quickly meet its $125 million cost saving target and continue to identify additional areas for cost reduction. Best-in-class companies constantly re-evaluate their cost structure, setting vigorous margin targets, which provide investors with more visibility into future profitability.

We are confident that a more detailed evaluation of MeadWestvaco's cost structure would reveal additional opportunities to reduce corporate overhead and segment operating expenses. We believe the combined opportunity to rationalize corporate overhead and reduce segment operating expenses equates to approximately $250 million to $300 million of potential cost savings, which is more than twice the current target of $125 million. The aggregate impact of this should result in MeadWestvaco achieving consolidated EBITDA margins well in excess of 20%.

Opportunities to Explore a Separation of Non-Core Specialty Chemical Business and Monetize Real Estate, Brazilian Timberland, and Pension Assets

We believe that a large portion of MeadWestvaco's above average corporate overhead is a result of its conglomerate structure. MeadWestvaco operates disparate businesses in five distinct reporting segments with limited synergies. We believe that this structure contributes to a general lack of operational focus and a bloated cost structure. Exploring a sale or spin-off of some of MeadWestvaco's valuable but non-core businesses could unlock significant value and allow management to better focus on right-sizing the cost structure while improving operations at its core packaging businesses. Specifically, we believe that a sale or spin-off of MeadWestvaco's Specialty Chemicals business would unlock substantial shareholder value. In addition, we believe the Company should explore alternatives to further monetize the value of its real estate assets.

Specialty Chemicals

The Specialty Chemicals segment manufactures, markets, and distributes specialty chemicals derived from sawdust and other byproducts of the papermaking process. Approximately two-thirds of the revenue is derived from pine chemicals used for a variety of applications in printing inks, asphalt paving, adhesives, and lubricants. The remaining one-third is from wood-based activated carbon used for emission control systems for automobiles, industrial processes, and food and water purification. These are both high quality businesses with attractive end-markets and high barriers to entry.



(1) Segment financials results are based on MWV's historical financial statements.

Over the past five years, the Specialty Chemicals segment has grown at a 15.4% annualized rate while EBITDA margins have expanded to 26.7%. We believe that these attractive growth rates and margins would result in a premium valuation if this business were sold or spun off. While there is no pure play comparable for MeadWestvaco's Chemicals business, similar chemical companies trade at an average multiple of more than 10x EBITDA (vs. ~7.5x for MeadWestvaco).

Company	Market Cap	Enterprise Value	Forward Revenue	5yr Annualized Revenue Growth	EBITDA Margin	EV / LTM EBITDA	EV / Fwd EBITDA
Albemarle Corp	$5,455	$6,131	$2,727	6.3%	27.7%	8.7x	9.9x
Cabot Corp	$3,620	$5,098	$3,886	11.3%	13.1%	9.5x	8.0x
Calgon Carbon	$1,164	$1,183	$575	6.9%	19.2%	12.0x	10.5x
Norit (sold to Cabot in 2012)	NA	$1,100	$396	NA	32.9%	12.1x	11.0x
Rockwood Holdings	$5,439	$5,426	$1,487	-11.7%	23.3%	17.3x	15.4x
Westlake Chemical	$10,277	$10,264	$4,176	12.4%	29.6%	8.9x	7.4x
Average	**$5,191**	**$4,867**	**$2,208**	**5.1%**	**24.3%**	**11.4x**	**10.4x**
MWV Chemicals Business	**NA**	**NA**	**$1,029**	**15.4%**	**26.7%**	**NA**	**NA**
Difference Between MWV Chemicals Business and Peer Average				*10.3%*	*2.4%*	*NA*	*NA*
Difference Between Chemicals Business and MWV Consolidated Results				*14.9%*	*12.6%*	*NA*	*NA*

Table title: **Specialty Chemicals Relative Valuation[1]**

(1) Selected peer group includes publicly traded specialty chemical companies with similar business characteristics.

We believe MeadWestvaco's chemicals business is a much higher quality business than many of the other public companies in the industry. MeadWestvaco's revenue growth and EBITDA margins are at the high end of the range for the peer group and the company benefits from many secular tailwinds that are specific to its end-markets. In its pine chemicals end-markets, MeadWestvaco benefits from strong emerging market infrastructure growth and an increase in oil and gas drilling activity. In its activated carbon end-markets, MeadWestvaco benefits from a global trend towards more environmental regulation, which fuels demand for activated carbon used for air and water purification. As a result of these favorable business characteristics, we believe that any potential sale process would result in significant interest from a variety of financial and strategic buyers. Norit NV, a specialty chemicals business focused on activated carbon for emissions, was acquired by Cabot Corporation in 2012 for 11x EBITDA. We believe that MeadWestvaco's chemicals business is a higher quality business than both Norit and the other public comparables listed above, and should be valued at a premium to these companies. At a valuation of between 11x and 13x EBITDA, a separation of the chemicals business would result in the realization of $3.5 billion of value, or $22 per share[1], at the midpoint of the multiple range.

A separation of the chemicals business could be structured as a tax-free spin-off to MeadWestvaco's existing shareholders, a tax-free Reverse Morris Trust merger transaction, or a taxable sale. A spin-off of the chemicals business would be tax-free to shareholders and unlock value as the new public stand-alone company would most likely trade at a significant premium to MeadWestvaco's current multiple. A tax-free Reverse Morris Trust transaction would involve merging the chemicals subsidiary with a smaller company, and spinning it off so that MeadWestvaco shareholders maintain over 50% ownership of the pro-forma company. This transaction structure would avoid the significant tax leakage created by an outright sale of the business. Several of the potential strategic buyers for the chemicals business are large enough to be valued merger partners, but small enough to structure a tax-free Reverse Morris Trust transaction with MeadWestvaco. A taxable sale of the chemicals business could also unlock value, but would require any potential buyer to pay a higher price to compensate for the tax leakage.

Community Development & Land Management and Brazilian Timberlands

MeadWestvaco recently sold all of its U.S. timberlands, but still owns substantial non-core real estate assets within its Community Development and Land Management segment. These real estate assets are comprised of two joint ventures with Plum Creek Timber Company that own and develop 109,000 acres of property in the Charleston, South Carolina region (the "South Carolina Real Estate"). While the implied value of MeadWestvaco's ownership stake in the South Carolina Real Estate assets is only $378 million (based on Plum Creek's cost), we believe that the value of its stake could be far more than this amount. The Charleston area has seen a large increase in population growth in recent years resulting in a boom in both residential and commercial real estate development. Real estate values in the Charleston area have appreciated dramatically in recent years and we believe that this trend will continue.

Implied Valuation of MeadWestvaco's South Carolina Real Estate Assets

Joint Venture	Plum Creek Investment	Plum Creek Ownership	Implied Value at Plum Creek's Cost	MWV Ownership	Implied Value of MWV's Stake
Active Development Properties	$13	5.0%	$250	95.0%	$238
Long-Term Development Properties	$140	50.0%	$280	50.0%	$140
Total Value MWV's Ownership Stake					**$378**

Within its Industrial segment, MeadWestvaco also owns 135,000 acres of timberlands in Santa Catarina, Brazil (the "Brazilian Timberlands"). The Brazilian Timberlands are non-core and could be sold without impacting its containerboard production operations in Brazil. Based on recent transactions, the Brazilian Timberlands could be worth as much as $310 million.

Valuation of Brazilian Timberlands

Date	Seller	Acres Sold (000s)	Value ($m)	Price/Acre
9/15/2012	Vale Do Corisco	158	$474	$3,010
11/1/2011	Fibria	98	$303	$3,108
Average				**$3,059**

	Low	High
MWV Land Holdings (000s acres)	135	135
% Planted	50%	75%
Planted Acres	68	101
Average Price/Acre	$3,059	$3,059
Value of MWV's Brazilian Timberland Holdings ($ in millions)	**$206**	**$310**

The range of estimated after-tax values of these assets is displayed below. We have conservatively valued MeadWestvaco's South Carolina Real Estate assets at $378 million, the price implied by Plum Creek's investment. A sale at this price would result in after-tax proceeds of approximately $315 million, or $2.02 per share[1] of value. At the midpoint of the range, a sale of its Brazilian Timberlands could result in $203 million of after-tax proceeds, or $1.30 per share[1] of value. While we assume that these are taxable transactions in order to be conservative, there are several transaction structures that could result in a tax-free sale of these assets.

Summary Valuation of MeadWestvaco's South Carolina Real Estate Assets and Brazilian Timberlands

($ in millions)

	Low	Base Case	High
Value of MWV's Ownership Stake in South Carolina Real Estate Assets	$378	$378	$378
After-Tax Value[1]	$315	$315	$315
Value Per Share	$2.02	$2.02	$2.02
Value of MWV's Brazilian Timberlands	$206	$258	$310
After-Tax Value[1]	$169	$203	$237
Value Per Share	$1.08	$1.30	$1.51

(1) Assumes 35% tax rate on estimated taxable gains.

Pension Asset

In addition to all of MeadWestvaco's business segments, the Company also has a valuable pension asset on its balance sheet. In an industry where many competitors have struggled to meet their pension obligations, MeadWestvaco has maintained an overfunded pension for several decades resulting in a $1.5 billion pension asset (which represents the amount of overfunding) and over $120 million per year in pension income. Although realizing value from an overfunded pension plan can be challenging, one option would be to merge with or be acquired by a company with an underfunded plan. Many of MeadWestvaco's U.S. competitors have large underfunded pension plans. For example, Rock-Tenn and International Paper both have pension liabilities that exceed $1 billion. A merger with, or outright sale to, either company could allow MeadWestvaco to realize value from its pension asset and could result in substantial operational and financial synergies.

Opportunity to Improve Capital Allocation

In addition to reducing corporate overhead, improving segment margins, and separating non-core assets, we think there is also an opportunity for MeadWestvaco to improve capital allocation. Over the past few years, MeadWestvaco's capital expenditures have been elevated due to its investments in its paperboard mill in Covington, Virginia and its containerboard facilities in Brazil. While we believe that these investments will result in significant growth and margin expansion over the next two years, they have come at a large cost. In 2013 alone, MeadWestvaco's capital expenditures amounted to 9.4% of sales, significantly higher than most of its peers. In addition, MeadWestvaco was the only company in its peer group to have negative free cash flow during the year. We believe that MeadWestvaco's lack of free cash flow has contributed to its discounted valuation relative to the peer group.



(1) 2013 calendar year results. Free cash flow conversion is defined as (Operating Cash Flow – CapEx) / EBITDA.

MeadWestvaco's free cash flow should increase substantially in 2014 due to its planned $125 million cost reduction program and a planned reduction in growth capex. If management is able to exceed this target and bring margins in-line with its peer group, it would result in an even more dramatic increase in free cash flow by 2015. As a result, MeadWestvaco's payout ratio would fall to an all-time low thereby creating ample room to raise the dividend.

There is also a meaningful opportunity to expand the existing share repurchase program. Given MeadWestvaco's current discount valuation, combined with the Company's depressed earnings, and the potential for substantial operational improvements, we believe that now is an opportune time to repurchase shares. We believe that MeadWestvaco shares are extremely undervalued. Repurchasing shares at the current price would result in a much higher return on capital than most other capital projects that are currently available. While we recognize the need to maintain a conservative leverage ratio, MeadWestvaco's current 1.5x Net Debt / '14E EBITDA ratio is well below its peer group average of 2.4x, despite the Company's lower cyclicality and compelling end-markets. We believe MeadWestvaco could comfortably increase its Net Debt/EBITDA ratio to at least 2.0x by borrowing an additional $500 million while still retaining meaningful debt capacity. This would allow MeadWestvaco to execute a sizable share repurchase. Despite the recent trend towards Accelerated Share Repurchase Programs (ASRs), we believe a Dutch Auction tender offer and subsequent open market repurchase would be a more efficient way to return capital to shareholders and provides the Company with the most flexibility.

Sum of the Parts Valuation

Based on our estimates of the Company's cost saving opportunities and the value of its non-core assets, our analysis indicates that MeadWestvaco's core packaging business currently trades at 3.4x – 4.5x pro forma EBITDA (depending on the amount of value attributed to the pension asset), while most other U.S. packaging companies trade in a range of 7.0 – 9.0x EBITDA.

MeadWestvaco Pro Forma EBITDA and Enterprise Value						
Segment EBITDA	**2013**	**2015**			**Adj. for Pension Asset**	**Excluding Pension Asset**
Food & Beverage	$456	$612	**Stock Price**		**$40.14**	**$40.14**
% Margin	14.7%	18.5%	Basic Shares Outstanding		168	168
Home, Health & Beauty	$90	$105	**Market Capitalization**		**$6,738**	**$6,738**
% Margin	12.1%	15.5%	Less: Cash & Equivalents		-$332	-$332
Industrial	$105	$185	Plus: Debt		$1,934	$1,934
% Margin	19.2%	28.5%	Less: Pension Asset		-$1,507	$0
Specialty Chemical	$262	$290	Less: Value from Chemical Business[1]		-$3,480	-$3,480
% Margin	26.7%	28.2%	Less: After-tax Value from South Carolina Real Estate		-$315	-$315
Community Development & Land Management	-$13	$0	Less: After-tax Value from Brazilian Timberlands[2]		-$203	-$203
% Margin	NA	NA	**Adjusted Enterprise Value**		**$2,835**	**$4,342**
Total Segment EBITDA	$900	$1,192				
(-) Corporate Expense	-$227	-$67	Total EBITDA (Ex-Chemical)[3]		$835	$955
% of Sales	*-4.2%*	*-1.2%*				
(+) Pension Income	$85	$120	*EV / Pro Forma 2015E EBITDA*		*3.4x*	*4.5x*
Total MeadWestvaco EBITDA	**$758**	**$1,245**				
% Margin	*14.1%*	*21.8%*				
(-) Specialty Chemical EBITDA		-$290				
(-) Pension Income		-$120				
Total EBITDA (Ex-Chemical, Ex-Pension Income)		**$835**				
% Margin		*18.1%*				

(1) Assumes mid-point of 11x – 13x valuation range.

(2) Assumes mid-point of after-tax valuation range for Brazilian timberlands.

(3) $835 million excludes pension income. $955 million includes $120 million of pension income.

We believe that streamlining MeadWestvaco's conglomerate structure while improving its cost structure and capital allocation would unlock significant value resulting in a share price between $52.18 and $69.34 based on conservative growth assumptions. The mid-point of this range is $59.67, which is a 49% premium to MeadWestvaco's current share price. Substantial additional upside is possible if growth accelerates in any of the Company's key end-markets. The sum of the parts analysis below provides a summary of our assumptions:

MeadWestvaco Sum of the Parts Analysis

	2013 Margins	Low	Base Case	High
Spin-off or Tax-Free Sale of Chemical Business				
Chemical Segment 2015 EBITDA		$280	$290	$300
EBITDA Multiple (pre-synergies)[1]		11.0x	12.0x	13.0x
Chemical Segment Enterprise Value		**$3,091**	**$3,480**	**$3,900**
Improve Food & Beverage Segment Margins				
Food & Beverage 2015 Revenue		$3,200	$3,300	$3,400
EBITDA Margin[2]	14.7%	18.0%	18.5%	20.0%
Food & Beverage 2015 EBITDA		$577	$612	$680
EBITDA Multiple[2]		7.3x	7.5x	7.8x
Food & Beverage Enterprise Value		**$4,185**	**$4,613**	**$5,270**
Improve Home, Health & Beauty Margins				
Home, Health & Beauty 2015 Revenue		$650	$675	$700
EBITDA Margin[3]	12.1%	15.0%	15.5%	16.0%
Home, Health & Beauty 2015 EBITDA		$98	$105	$112
EBITDA Multiple[3]		7.5x	8.0x	8.5x
Home, Health & Beauty Enterprise Value		**$737**	**$837**	**$952**
Improve Industrial Segment Margins				
Industrial 2015 Revenue		$640	$650	$675
EBITDA Margin[4]	19.2%	27.0%	28.5%	30.0%
Industrial 2015 EBITDA		$173	$185	$203
EBITDA Multiple[4]		8.0x	8.5x	9.0x
Industrial Enterprise Value		**$1,391**	**$1,575**	**$1,823**
Reduce Corporate Expenses				
Existing Corporate Overhead Expense		$227	$227	$227
(-) Cost Reductions[5]		($155)	($160)	($165)
Pro Forma Corporate Overhead		$72	$67	$62
Corporate Overhead @ 7.8x Blended Multiple		**($562)**	**($523)**	**($484)**
Pension Income @ 7.8x Blended Multiple[6]		$941	$941	$941
After-Tax Value of South Carolina Real Estate Assets		$315	$315	$315
After-Tax Value of Brazil Timberlands		$169	$203	$237
Total Enterprise Value		**$10,268**	**$11,441**	**$12,953**
(-) Pro Forma Net Debt [7]		$2,102	$2,102	$2,102
Equity Value		$8,166	$9,339	$10,851
Current Shares Outstanding		168	168	168
(-) Share Repurchase[7]		(11)	(11)	(11)
Pro Forma Shares Outstanding		157	157	157
Share Price		**$52.18**	**$59.67**	**$69.34**
% Upside / Downside		*30.0%*	*48.7%*	*72.7%*

(1) Due to its favorable business characteristics and end-markets, we believe that the specialty chemical business should receive at least an 11-13x valuation, in line with the high-end of the valuation range of its peer group.

(2) Assumes MWV can achieve EBITDA margins in line with GPK.

(3) Assumes MWV can expand margins by exiting money-losing product lines and reducing SG&A. Growth in healthcare packaging would result in higher margins. Assumes Home, Health & Beauty revenue declines in 2015 due to exit of unprofitable product lines.

(4) Assumes MWV can achieve 30% margins for its Rigesa business (high-end of company guidance) and can achieve 20% for its Ruby Macons business (in-line with other global corrugated packaging companies).

(5) Assumes corporate overhead is reduced from 4.2% of sales to 1.2% of sales (in-line with MWV's peer group).

(6) MWV estimates that pension income will be $120 million in 2014.

(7) Assumes leverage is increased to approximately 2.0x Net Debt / Pro Forma EBITDA and $500 million proceeds are used to repurchase shares at an average cost of $44 per share.

As one of MeadWestvaco's largest shareholders, we have a vested interest in seeing the Company take advantage of all opportunities to create value for the benefit of shareholders. We have outlined actionable opportunities to significantly enhance the value of the Company. We are encouraged that you have already begun to take some of the actions outlined above, but continue to believe that there is far more that can be accomplished to create value for shareholders, including streamlining and improving the operations of the Company, pursuing strategic divestitures, and buying back approximately $500 million of stock.

2014 is a critical year for MeadWestvaco as substantial changes in its organization structure are currently underway. We understand that the Board has begun the process of putting in place a CEO succession plan. Selecting a new CEO is a crucial decision that requires absolute objectivity. We believe it is imperative that the Board fully evaluate all candidates including both internal and external candidates, and choose a leader who has the requisite skill sets needed to execute on the substantial opportunities at MeadWestvaco. Consistent with the ideas discussed in this letter, specifications for any new CEO should take into account the desired future state and structure of MeadWestvaco.

We look forward to continuing our discussions on how to create value for the benefit of all shareholders.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

(1) Per share values are based on pro forma shares outstanding of 157 million. Assumes MWV executes a $500 million share repurchase program at an average cost of $44 per share.